UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
June 16, 2009
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: June 16, 2009
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Fall of ground accident at Harmony’s Masimong mine
Johannesburg. Monday, 15 June 2009. Harmony Gold Mining Company Limited (Harmony) regretfully announces that a fall of ground accident occurred at its Masimong mine in the Free State last Friday morning, resulting in the death of a mineworker.
Harmony’s Chief Executive Officer, Graham Briggs and his management team, express their sincere condolences to the family of the deceased.
“Masimong has produced excellent safety results in the past year and its management team has placed great emphasis on safety on a daily basis by rolling out effective behaviour-based safety programmes. It remains unfortunate that such an incident still occurred. Harmony will continue to address safety as a priority at all its operations,” adds Briggs.
Management together with the Department of Minerals and Energy commenced investigations on Friday. Work in the affected panel was stopped. No blasting will take place in this panel for four days. The National Union of Mineworkers held a day of mourning for the deceased on Saturday.
ends.
Issued by Harmony Gold Mining Company Limited
15 June 2009
For more details contact:
Marian van der Walt
Executive: Corporate and Investor Relations
on +27 (0)82 888 1242
or
Esha Brijmohan
Investor Relations Officer
on +27 (0)82 759 1775
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
For the comprehensive
set of results please visit
www.harmony.co.za
www.harmony.co.za

JSE:	HAR
NYSE:	HMY
NASDAQ:	HMY
ISIN No.:	ZAE000015228